NORFOLK SOUTHERN CORPORATION

Three Commercial Place

Norfolk, Virginia 23510-2191

April 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norfolk Southern Corporation

Registration Statement on Form S-4 (File No. 333-222871)

Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Norfolk Southern Corporation (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-4 (File No. 333-222871) be accelerated by the Securities and Exchange Commission to 2:00 p.m. Eastern Daylight Time on April 23, 2018, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to James R. Burke of Hinckley, Allen & Snyder LLP at (617) 378-4346 and that such effectiveness be confirmed in writing.

Very truly yours,

NORFOLK SOUTHERN CORPORATION

By:	/s/ Cynthia C. Earhart

Name:	Cynthia C. Earhart
Title:	Executive Vice President Finance and Chief Financial Officer